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[redacted]

15046966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 27 2015 Washington DC 403

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
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SEC FILE NUMBER
8 - 67897

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millington Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Newman Springs Road, Suite 101
(No. and Street)

Red Bank	NJ	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Confessore — 732-945-3816
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name -- *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2015 REGISTRATIONS BRANCH 02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/4/15

OATH OR AFFIRMATION

I, Robert Confessore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millington Securities, Inc, as of December 31 ,20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MISTY L. MARLOWE
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2421059
My Commission Expires 5/21/2017

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLINGTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

MILLINGTON SECURITIES, INC.

CONTENTS

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

1411 Broadway, 9th Floor
New York, New York 10018 USA
212 751 9100 . fax 212 750 3262
www.withum.com

Additional offices in New Jersey,
Pennsylvania, Maryland, Florida,
Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Millington
Securities, Inc.

We have audited the accompanying statement of financial condition of Millington Securities, Inc. as of December 31, 2014. This financial statement is the responsibility of Millington Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millington Securities, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2015

MILLINGTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	1,342,740
Receivable from clearing broker, including clearing deposits of $100,000		100,000
Receivable from other broker-dealers		250,071
Management fee receivable		38,909
Office equipment, net		19,153
Other assets		22,912
TOTAL ASSETS	$	1,773,785
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to related party	$	101,185
Accounts payable and accrued expenses		103,254
Total liabilities		204,439
Stockholder's equity		
Common stock, $1 par value, authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		989,007
Retained earnings		579,339
Total stockholder's equity		1,569,346
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,773,785

See accompanying notes to statement of financial condition.

1. Nature of business and summary of significant accounting policies

Nature of Business

Millington Securities, Inc. (the "Company"), a wholly-owned subsidiary of WBI Trading Company, Inc. (the "Parent"), is a corporation organized under the laws of the state of Illinois on March 1, 2006. The Company is authorized to act as an introducing broker/dealer in the purchase and sale of securities. The Company amended its membership agreement with FINRA for a change in more than 25% ownership and the modification of business lines, which was approved by FINRA on April 14, 2014.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also an SEC registered investment adviser under the Investment Advisers Act of 1940.

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition was approved by management and available for issuance on February 23, 2015. Subsequent events have been evaluated through this date.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related payment for order flow and expenses are recorded on a trade-date basis.

Management Fee Revenues

Management fee revenues are received monthly, in arrears, and are recognized when earned and realizable.

Receivable from Clearing Broker

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. At December 31, 2014, the receivable from clearing broker consisted entirely of the clearing deposit of $100,000.

Receivable from Other Broker-Dealers

The Company carries its receivable from other broker-dealers at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. At December 31, 2014, no allowance for doubtful accounts was necessary.

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line

Income Taxes

The shareholder of the Company elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal, state or local income taxes since the income or loss of the Company is allocated to the individual shareholder for inclusion in their income tax return.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $1.53 million, which was approximately $1.43 million in excess of its minimum requirement of $100,000.

3. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In addition, the receivable from clearing broker includes a clearing deposit of $100,000.

4. Prepaid fees to clearing broker

The Company maintains a balance with the clearing broker, Pershing LLC, to pay for clearing fees charged. In addition, the Company is required to pay fees up to the minimum amount stated in the clearing agreement on a quarterly basis, in arrears.

At December 31, 2014, prepaid clearing fees were approximately $8,300.

5. Concentrations

The Company maintains its cash balances in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

At December 31, 2014, approximately 84% of accounts receivable was related to 3 brokers.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Related party transactions

The Company and WBI Investments, Inc. (the "Related Party") have an expense sharing agreement (the "Expense Sharing Agreement") for which certain expenses incurred by the Company and assumed by the Related Party are allocated to the Company. These include professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. The total amount incurred during 2014 by the Company under this agreement was approximately $470,736. A total of approximately $417,091 was paid to the Related Party during 2014. At December 31, 2014, the Company had a payable of $101,185, in the accompanying Statement of Financial Condition, for amounts due to the Related Party under the Expense Sharing Agreement.

The Company is the advisor to Absolute Shares Trust (the "Trust"). The Related Party has entered into a sub-advisory agreement with the Company in order to render portfolio management services with respect to assets held by certain series of the Trust. In 2014, the Company entered into a management agreement (the "Management Agreement") with the Related Party for services rendered to assist in fulfilling the Related Party's duties as sub-advisor to the Trust. At December 31, 2014 the Company reported a management fee receivable of $38,909 related to the Management Agreement.